EXHIBIT 23.1

Consent of KPMG LLP, Independent Auditors

The Board of Directors
Netopia, Inc.:

We consent to incorporation herein by reference in the registration statement dated on or about February 15, 2002, on Form S-8 of Netopia, Inc. of our report dated October 31, 2001, relating to the consolidated balance sheets of Netopia, Inc. and subsidiaries as of September 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows and the related financial statement schedule for each of the years in the three-year period ended September 30, 2001, which report appears in the September 30, 2001, annual report on Form 10-K of Netopia, Inc.

/s/    KPMG LLP

San Francisco, California
February 15, 2002